Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Investment Trust II
333-157062, 811-08333

A special meeting of the shareholders of the Nuveen
Rittenhouse Growth Fund, one of the series in Nuveen
Investment Trust II (the Trust) was held on May 15,
2009.


Proxy materials are herein incorporated by reference to the SEC filing on March 10, 2009, under Conformed Submission Type N-14/A, accession number 0001193125-09-049887.

A description of each matter voted upon at the meeting and the number of affirmative votes and the number of negative votes cast with respect to each matter was published in the annual report dated July 31, 2009; such report is incorporated by reference, see the SEC filing on October 8, 2009, , under Conformed Submission Type
N-CSR, accession number 0001193125-09-205560.